# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Altimmune, Inc., CIK 0001326190
CUSIP: 02155H200
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 910 Clopper Road, Suite 201S, Gaithersburg, Maryland (MD), 20878
Date of event which requires filing of this statement: 04/24/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001969280

## Reporting persons
- TCG Crossover GP II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,000,000; sole dispositive power 0; shared dispositive power 10,000,000; aggregate amount beneficially owned 10,000,000 (5% of the class)
  Comment: Consists of (i) 5,000,000 shares of Common Stock and (ii) 5,000,000 shares of Common Stock issuable upon exercise of Common Warrants (the Common Warrants) held of record by TCG Crossover II (as defined in Item 2(a) below). TCG Crossover GP II (as defined in Item 2(a) below) is the general partner of TCG Crossover II and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP II and may be deemed to share voting, investment and dispositive power with respect to these securities. The Common Warrants contain a provision which prohibits the exercise of the Common Warrants to the extent that doing so would result in the holder of the Common Warrants (together with the holder's affiliates and any other persons acting as a group together with the holder or any of the holder's affiliates) beneficially owning more than 9.99 percent of the shares of Common Stock then outstanding immediately after giving effect to such exercise (the Beneficial Ownership Limitation). As of the date of this filing, the Reporting Persons (as defined in Item 2(a) below) hold less than the Beneficial Ownership Limitation in the aggregate.
  
  Based on 199,199,358 shares of Common Stock, as follows: (a) 194,199,358 outstanding as of April 24, 2026, following the underwritten offering that closed on April 24, 2026 (the Offering), as reported by the Issuer (as defined in Item 1(a) below) in its prospectus filed with the United States Securities and Exchange Commission (the Commission) on April 24, 2026 (the Prospectus), plus (b) 5,000,000 shares of Common Stock issuable upon exercise of Common Warrants held of record by TCG Crossover II.
- TCG Crossover Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,000,000; sole dispositive power 0; shared dispositive power 10,000,000; aggregate amount beneficially owned 10,000,000 (5% of the class)
  Comment: Consists of (i) 5,000,000 shares of Common Stock and (ii) 5,000,000 shares of Common Stock issuable upon exercise of Common Warrants held of record by TCG Crossover II. TCG Crossover GP II is the general partner of TCG Crossover II and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP II and may be deemed to share voting, investment and dispositive power with respect to these securities. The Common Warrants contain a provision which prohibits the exercise of the Common Warrants due to the Beneficial Ownership Limitation. As of the date of this filing, the Reporting Persons hold less than the Beneficial Ownership Limitation in the aggregate.
  
  Based on 199,199,358 shares of Common Stock, as follows: (a) 194,199,358 outstanding as of April 24, 2026, following the Offering, as reported by the Issuer in the Prospectus, plus (b) 5,000,000 shares of Common Stock issuable upon exercise of Common Warrants held of record by TCG Crossover II.
- TCG Crossover GP III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,000,000; sole dispositive power 0; shared dispositive power 10,000,000; aggregate amount beneficially owned 10,000,000 (5% of the class)
  Comment: Consists of (i) 5,000,000 shares of Common Stock and (ii) 5,000,000 shares of Common Stock issuable upon exercise of Common Warrants held of record by TCG Crossover III (as defined in Item 2(a) below). TCG Crossover GP III (as defined in Item 2(a) below) is the general partner of TCG Crossover III and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP III and may be deemed to share voting, investment and dispositive power with respect to these securities. The Common Warrants contain a provision which prohibits the exercise of the Common Warrants due to the Beneficial Ownership Limitation. As of the date of this filing, the Reporting Persons hold less than the Beneficial Ownership Limitation in the aggregate.
  
  Based on 199,199,358 shares of Common Stock, as follows: (a) 194,199,358 outstanding as of April 24, 2026, following the Offering, as reported by the Issuer in the Prospectus, plus (b) 5,000,000 shares of Common Stock issuable upon exercise of Common Warrants held of record by TCG Crossover III.
- TCG Crossover Fund III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,000,000; sole dispositive power 0; shared dispositive power 10,000,000; aggregate amount beneficially owned 10,000,000 (5% of the class)
  Comment: Consists of (i) 5,000,000 shares of Common Stock and (ii) 5,000,000 shares of Common Stock issuable upon exercise of Common Warrants held of record by TCG Crossover III. TCG Crossover GP III is the general partner of TCG Crossover III and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP III and may be deemed to share voting, investment and dispositive power with respect to these securities. The Common Warrants contain a provision which prohibits the exercise of the Common Warrants due to the Beneficial Ownership Limitation. As of the date of this filing, the Reporting Persons hold less than the Beneficial Ownership Limitation in the aggregate.
  
  Based on 199,199,358 shares of Common Stock, as follows: (a) 194,199,358 outstanding as of April 24, 2026, following the Offering, as reported by the Issuer in the Prospectus, plus (b) 5,000,000 shares of Common Stock issuable upon exercise of Common Warrants held of record by TCG Crossover III.
- Chen Yu: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 20,000,000; sole dispositive power 0; shared dispositive power 20,000,000; aggregate amount beneficially owned 20,000,000 (9.8% of the class)
  Comment: Consists of (i) 5,000,000 shares of Common Stock held of record by TCG Crossover II, (ii) 5,000,000 shares of Common Stock issuable upon exercise of Common Warrants held of record by TCG Crossover II, (iii) 5,000,000 shares of Common Stock held of record by TCG Crossover III, and (iv) 5,000,000 shares of Common Stock issuable upon exercise of Common Warrants held of record by TCG Crossover III. TCG Crossover GP II is the general partner of TCG Crossover II and may be deemed to have voting, investment, and dispositive power with respect to the securities held of record by TCG Crossover II. TCG Crossover GP III is the general partner of TCG Crossover III and may be deemed to have voting, investment, and dispositive power with respect to the securities held of record by TCG Crossover III. Chen Yu is the sole managing member of each of TCG Crossover GP II and TCG Crossover GP III and may be deemed to share voting, investment and dispositive power with respect to the securities held of record by TCG Crossover II and TCG Crossover III. The Common Warrants contain a provision which prohibits the exercise of the Common Warrants due to the Beneficial Ownership Limitation. As of the date of this filing, the Reporting Persons hold less than the Beneficial Ownership Limitation in the aggregate.
  
  Based on 204,199,358 shares of Common Stock, as follows: (a) 194,199,358 outstanding as of April 24, 2026, following the Offering, as reported by the Issuer in the Prospectus, plus (b) an aggregate of 10,000,000 shares of Common Stock issuable upon exercise of Common Warrants held of record by TCG Crossover II and TCG Crossover III.

## Item 1. Issuer
Name of issuer: Altimmune, Inc.
Address of issuer's principal executive offices: 910 Clopper Road, Suite 201S, Gaithersburg, MD 20878

## Item 2. Person Filing
Name of person filing: This joint statement on Schedule 13G is being filed by TCG Crossover Fund II, L.P. (TCG Crossover II), TCG Crossover GP II, LLC (TCG Crossover GP II), TCG Crossover Fund III, L.P. (TCG Crossover III) and TCG Crossover GP III, LLC (TCG Crossover GP III and together with TCG Crossover II, TCG Crossover GP II and TCG Crossover III, the Reporting Entities) and Chen Yu (the Reporting Individual). The Reporting Entities and the Reporting Individual are collectively referred to as the Reporting Persons. The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13G. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached to this Statement as Exhibit 1. Other than those securities reported herein as being held directly by such Reporting Person, each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person's pecuniary interest therein.
Address of principal business office or, if none, residence: The address of the principal business office of each Reporting Person is 245 Lytton Ave., Suite 350, Palo Alto, CA 94301.
Citizenship: TCG Crossover GP II and TCG Crossover GP III are each a limited liability company organized under the laws of the State of Delaware. TCG Crossover II and TCG Crossover III are each a limited partnership organized under the laws of the State of Delaware. The Reporting Individual is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each Reporting Person and the corresponding comments.
Percent of class: See Row 11 of the cover page for each Reporting Person and the corresponding comments.
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person and the corresponding comments.
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person and the corresponding comments.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person and the corresponding comments.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each Reporting Person and the corresponding comments.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances set forth in the limited partnership agreements of TCG Crossover II and TCG Crossover III and the limited liability company agreements of TCG Crossover GP II and TCG Crossover GP III, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of securities of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- TCG Crossover GP II, LLC: /s/ Craig Skaling, Craig Skaling, Authorized Signatory (05/01/2026)
- TCG Crossover Fund II, L.P.: /s/ Craig Skaling, Craig Skaling, Authorized Signatory (05/01/2026)
- TCG Crossover GP III, LLC: /s/ Craig Skaling, Craig Skaling, Authorized Signatory (05/01/2026)
- TCG Crossover Fund III, L.P.: /s/ Craig Skaling, Craig Skaling, Authorized Signatory (05/01/2026)
- Chen Yu: /s/ Craig Skaling, Craig Skaling, as Attorney-in-Fact for Chen Yu (05/01/2026)